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Cactus Blossom Cantina

Southwestern Gastropub

712 Main St.
Bennington, VT 05201
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $45,000 invested.
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THE PITCH
Cactus Blossom Cantina is seeking investment to finalize buildout and open Cactus Blossum Cantina for the greater Bennington community.
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THE TEAM
Christina Brogan
Executive Chef

Christina Brogan - Executive Chef

Chef Christina was educated in classic, French fine dining

techniques at the acclaimed Arizona Culinary Institute. After

graduating, she trained under celebrity Chef Beau MacMillan at

his restaurant Elements. She later moved on to become the

Executive Chef at Pomegranate Cafe where she had the privilege

of working closely with small farms to create an extensive rotation

of seasonal vegan recipes. The later half of her career has been

focused on catering both large and small scale fine dining events

including galas, weddings, grand openings, business meetings,

bachelorette and birthday parties.

Christina's role at Cactus Blossom will include:

Seasonal menu development, streamlining workflow and minimizing waste, food preparation and quality control, service back up and oversight.

TJ Cunanan
Operations Administrator

TJ Cunanan - Operations Administrator

Having cooked at and managed numerous vegan/vegetarian

kitchens in the Phoenix area over many years, Chef TJ has an

intricate knowledge of efficient kitchen flow and technical skill.

Drawing on a diverse background and worldly experience, Chef TJ

is able to conjure amazing dishes and fantastic flavors to impress

even the staunchest critics.

TJ's role at Cactus Blossom will include:

O Manage the kitchen and bar during service hours, hire and

train new staff, update website, manage social media and

customer outreach, assist with menu prep and development

John Brogan
Operations Manager

John Brogan - Operations Manager

Owner of Foundation Drafting & Design since 2017, John brings

an array of skills essential to the preparation and maintenance of

the building and business.

John's role at Cactus Blossom will include:

Assessing current property condition for vulnerabilities and

future opportunities, oversee facilities maintenance, accounts and finances,

plan/permit expansions and events, manage marketing

and merchandise.

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OUR MISSION

To curate a seasonal fusion of Southwestern American cuisine with quality New England ingredients & to create a new hub for under-served members of the community.

All of our dishes will be scratch-made by experienced Arizona chefs
The Cantina bar will feature a selection of some of the best local beer, wine, cider and mead
Our operating hours and menu are designed to grow and improve with community input
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OUR STORY

Cactus Blossom Cantina is the dream of two Arizona raised chefs. Seeking respite from the growing instability along our western coasts, we put everything on the line to move our families out to the beautiful Green Mountain State.

Post-pandemic work culture has left us dissatisfied with corporate employment
Having found an amazing local realtor and a promising location, we started the process of selling our home in Arizona and buying our new business in VT
We quickly learned that the barriers to entry are even more than we predicted
Unable to bridge the cost between the asking price and appraisal we had to walk from our first location and rent a place to live in the mean time
After finding a new location and restructuring our business plan, we are back on track to close on our new location
The very drawn out process of re-homing our family and navigating the multiple levels of bureaucracy has drained our initial recourses and left us

short of the needed starting capital
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LOCATION

Located on the West side of Main St., just a short drive from the heart of downtown Bennington Vermont. Found in the southwestern corner of the Green Mountain State, Bennington county shares a boarder with New York and Massachusetts.

Vermont is predicted to be one of the up-coming hotspot for climate refugees
Part of the main street alliance, we will have a unique opportunity to cross-promote with other Main St. business
Bennington is the hub for the county in terms of employment, shopping and medical needs
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THE SPACE

The former Donavan's sports bar was a profitable and beloved spot for many locals. Offering 40+ seats, 12 beer taps and a compact "one-man" kitchen, this space offers the infrastructure to support a quick service menu and a robust bar.

Meticulously maintained by its former owner, the equipment and facilities are walk-in ready
Second story living space will allow owners maximum involvement while maintaining family life balance
Back patio and unfinished front 1/3 of the upper level offer opportunities for expanded dining area
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INITIAL WALK-THROUGH - MAIN FLOOR
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Our realtor, Jenifer Hoffman, filmed the entire property for us while we were wrapping up the sale of our home in Mesa, AZ

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TARGET MARKET

Bennington VT hosts a population of nearly 16,000. Approximately 30% are between the age of 20 and 49 and represent the bulk of our target market. Younger generation diners and an increasingly diverse workforce are looking for new, exciting dining experiences.

The health care, education, social, and governmental services sector of the economy represent over 5,000 jobs in the local area
The local community relies heavily on Facebook to advertise and communicate, as such, an involved social media presence is a must for attracting new and return customers
Word of mouth reputation is the back-bone of small town advertising. The novelty will bring in our first wave of customers, but it is up to us to wow them and keep them coming back
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TRACTION & VALIDATION

We have spent the last six months, on the ground in Vermont, surveying the local market place and connecting with the local business owners and restaurant goers. The slow pace of small town business openings has been out paced by post-pandemic restaurant closures and the market is ripe for a new wave of more sustainable food establishments.

A notoriously pro-small business state, residents and tourists alike prefer spending money at local restaurants
With a strong sentiment for the old Rattle Snake Café, locals are hungry for Latin-American flavors
Having the support and assistance from a number of local entities including the Vermont Economic Development Authority, the Vermont Small Business Development Center, the Bank of Bennington and several of the local small business owners, has allowed us to more thoroughly develop a business plan that is viable for the community
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BUSINESS MODEL

Cactus Blossom's primary source of revenue will be generated from dine-in sales, followed by pick-up orders and catering.

Taking advantage of our "one-man" kitchen, our team has designed a high-quality, quick-service menu
Unlike most of the local business and restaurants, our doors will be open 7 days a week and will stay open as late as midnight
Utilizing the full scope of the kitchen and bar for morning food preparation allows for consistent, speedy service during evening hours
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INTENDED USE OF FUNDS

In order to move forward with our venture, we need to acquire funding for the remaining down payment balance, closing costs and working capitol.

The purchase of a physical location with attached residential space allows our team the stability needed to keep revenue flowing during unstable times

This brick and mortar business and home can serve as the head quarters for: On or off site catering, personal chef services, market production, event hosting, classes and demonstrations, or rental space for small catering businesses or food truck operators

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PORTRAIT OF THE CHEF'S WORK

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Working Capital $14,000

Closing Costs $16,952

Remaining down payment $7,000

Buffer $4,010

Mainvest Compensation $3,038

Total $45,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$428,550	$509,116	$580,433	$609,455	$627,738
Cost of Goods Sold	$133,279	$158,335	$180,514	$189,539	$195,224
Gross Profit	$295,271	$350,781	$399,919	$419,916	$432,514

EXPENSES

Opex + Debt	$237,100	$246,790	$260,508	$255,329	$261,712
Operating Profit	$58,171	$103,991	$139,411	$164,587	$170,802

This information is provided by Cactus Blossom Cantina. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Cactus Blossom Cantina - Business Plan (03-08-23).pdf

TownLoan.pdf

712 Main Street, Bennington VT - Property Appraisal.pdf

CactusBlossom-WebsiteMockUp.jpg

Investment Round Status

Target Raise $45,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends November 10th, 2022

Summary of Terms

Legal Business Name Cactus Blossom Cantina, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $45,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-4.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2031

Financial Condition

Due to dwindling finances, our project will need the coordination of several entities to move forward:

Bank of Bennington - Primary lean holder working in conjunction with the Vermont Economic Development Authority who will match our down payment of 10% for a total of $62,000

Total real-estate cost post appraisal is $310,000

Town of Bennington will cover a loan of $40,000 to purchase the equipment being sold with the building

Mainvest investors to help cover the additional $40,000 needed to cover down payment, closing costs and working capitol

$10,000 + has been invested in the systems and technologies needed to operate our restaurant

A $10,000 deposit is being held by the B.O.B. and an additional $14,000 has been set aside for additional down payment.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cactus Blossom Cantina to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cactus Blossom Cantina operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cactus Blossom Cantina competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cactus Blossom Cantina's core business or the inability to compete successfully against the with other competitors could negatively affect Cactus Blossom Cantina's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cactus Blossom Cantina's management or vote on and/or influence any managerial decisions regarding Cactus Blossom Cantina. Furthermore, if the founders or other key personnel of Cactus Blossom Cantina were to leave Cactus Blossom Cantina or become unable to work, Cactus Blossom Cantina (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cactus Blossom Cantina and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cactus Blossom Cantina is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cactus Blossom Cantina might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cactus Blossom Cantina is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cactus Blossom Cantina

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cactus Blossom Cantina's financial performance or ability to continue to operate. In the event Cactus Blossom Cantina ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cactus Blossom Cantina nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cactus Blossom Cantina will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cactus Blossom Cantina is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cactus Blossom Cantina will carry some insurance, Cactus Blossom Cantina may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cactus Blossom Cantina could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cactus Blossom Cantina's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cactus Blossom Cantina's management will coincide: you both want Cactus Blossom Cantina to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cactus Blossom Cantina to act conservative to make sure they are best equipped to repay the Note obligations, while Cactus Blossom Cantina might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cactus Blossom Cantina needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cactus Blossom Cantina or management), which is responsible for monitoring Cactus Blossom Cantina's compliance with the law. Cactus Blossom Cantina will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cactus Blossom Cantina is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cactus Blossom Cantina fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cactus Blossom Cantina, and the revenue of Cactus Blossom Cantina can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cactus Blossom Cantina to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Cactus Blossom Cantina is a newly established entity and has no history for prospective investors to consider.

This information is provided by Cactus Blossom Cantina. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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